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                        March 7, 2024

       Zoran Zdraveski
       Chief Legal and Strategy Officer
       TScan Therapeutics, Inc.
       830 Winter Street
       Waltham, Massachusetts 02451

                                                        Re: TScan Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2024
                                                            File No. 333-277699

       Dear Zoran Zdraveski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Mitchell S. Bloom